FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of March, 2004
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		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
For Immediate Release
March 19, 2004

		Johan van't Hof JOINS THE BOARD OF CRYSTALLEX;
		   Becomes Chairman of the Audit Committee

TORONTO, March 19, 2004 - Crystallex International Corporation (KRY: TSX and
Amex) announced today that Johan Van't Hof, President of Tonbridge Corporation, a Toronto based infrastructure fund manager has joined the Board of Directors of the Company. Mr. Van't Hof is the former COO and remains a director of Carter Group, Inc., a North American electronics auto parts manufacturer. Mr. Van't Hof, a chartered accountant, has been appointed Chairman of Crystallex's Audit Committee. David Matheson stepped down as Chairman and a member of the Audit Committee since he is no longer an independent director as his law firm now acts as legal counsel to Crystallex.

"Mr. Van't Hof will be a valued addition to our Board of Directors," said Todd Bruce, Crystallex's President and Chief Executive Officer. "His strong accounting background and impressive experience in financial analysis, project finance, and in structuring infrastructure transactions, especially in South America, will benefit us greatly as we embark on larger mining projects such as our development of the Las Cristinas properties in Venezuela."

Before joining the Carter Group, Inc., Mr. Van't Hof held several senior Accounting and Financial positions including Partner and Managing Director, PricewaterhouseCoopers Securities Inc., Project Finance & Privatization, from 1991 to 2001, and Corporate Finance Partner and Partner in Charge of the National Office, Grant Thornton and its predecessor firms, from 1983 to 1991. Mr. Van't Hof was seconded to the Corporate Finance Department, Ontario Securities Commission, in 1982 and 1983.



Mr. Van't Hof is a graduate of the Amsterdam Institute of Finance, Project Finance Program, is a Chartered Accountant (Ontario), and holds a Bachelor of Commerce degree and an MBA (Finance) from the University of Toronto. Mr. Van't Hof is a lecturer in Accounting and Finance at the University of Toronto, a lecturer with the Ontario Institute of Chartered Accountants, and a past lecturer in Auditing at the University of Waterloo. He has been a frequent presenter at conferences of the Canadian Council for Public Private Partnerships.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State which is currently under development. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX and AMEX Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com
Email us at: info@crystallex.com

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NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   March 19, 2004     		     	By    /s/ Daniel R. Ross
-----------------------			     	----------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature